Exhibit 99.1

Zhaopin Limited Reports Fourth Quarter and Fiscal Year 2015 Financial Results

BEIJING, August 18, 2015 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the fourth quarter and fiscal year ended June 30, 2015.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Fourth Quarter Fiscal Year 2015 Financial Highlights

Percentage growth metrics refer to fourth quarter fiscal year 2015 (“Q4 FY15”) compared to fourth quarter fiscal year 2014 (“Q4 FY14”)

•	Total revenues increased 18.9% to RMB337.1 million (US$54.4 million), exceeding the upper end of the Company’s revenue guidance by RMB7.1 million (US$1.1 million).
•	Online recruitment services revenues increased 20.4% to RMB290.7 million (US$46.9 million).
•	Gross margin was 92.6% and remained stable compared with Q4 FY14.
•	Net income increased 31.8% to RMB73.1 million (US$11.8 million).
•	Excluding share-based compensation expense, non-GAAP[1] net income increased 20.6 % to RMB75.7 million (US$12.2 million).
•	Basic and diluted net income per ADS were RMB1.36 (US$0.22) and RMB1.28 (US$0.20), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB1.40 (US$0.22) and RMB1.32 (US$0.22), respectively.

Fiscal Year 2015 Financial Highlights

Percentage growth metrics refer to fiscal year 2015 (“FY15”) compared to fiscal year 2014 (“FY14”)

•	Total revenues increased 19.5% to RMB1,289.9 million (US$208.1 million).
•	Online recruitment services revenues increased 21.2% to RMB1,069.4 million (US$172.5 million).
•	Gross margin was 90.9% and remained stable compared with FY14.
•	Net income increased 35.3% to RMB252.6 million (US$ 40.7 million).
•	Excluding share-based compensation expense, non-GAAP net income increased 27.3 % to RMB276.1 million (US$44.5 million).
•	Basic and diluted net income per ADS were RMB4.84 (US$0.78) and RMB4.46 (US$0.72), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB5.28 (US$0.86) and RMB4.88 (US$0.78), respectively.
•	Net cash[2] was RMB1.6 billion (US$262.9 million or equivalent to net cash per ADS of US$4.87) as of June 30, 2015.

“We are pleased to close out the year with strong financial and operating results as we continue our track record of exceeding quarterly revenue guidance. Zhaopin is China’s leading career platform3 based on the number of job seekers and unique customers,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “During FY15, Zhaopin executed on its growth strategy and achieved a number of key objectives. A key driver of Zhaopin’s growth has been our ability to expand our customer penetration, particularly amongst China’s large and growing small-and medium-sized enterprise (“SME”) market.  Zhaopin served 315,358 unique customers4 during Q4 FY15, an increase of 29.0% over the same period of last year. Zhaopin is also evolving its career platform to deliver more value to job seekers and customers. We are re-investing at a fast pace to build new strategic segments that open up new addressable markets, such as our high-end career platform highpin.cn and a number of yet to be launched products across PC and mobile platforms.”

“I am very optimistic about Zhaopin’s future. Given Zhaopin’s strong growth momentum, it makes strategic and financial sense to increase the rate of re-investment in sales and marketing, as well as product and technology development to strengthen our leadership position and also increase the pace of our expansion into adjacent career-related services. We expect to focus our re-investment on sales and marketing and product and technology development to both strengthen our employment marketplace leadership and strategically expand our other career-related services. The expectation is that the financial returns from increased re-investment will drive strong earnings growth in the medium-term. We will also explore merger and acquisition opportunities, given our strong balance sheet. It is pleasing to conclude FY15 with a strong set of financial and operational results and I am excited and confident about the year ahead.”

1 Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

2 Net cash equals total cash less total bank loans. Total cash include cash on hand and demand deposits of RMB1,368.9 million, time deposits and restricted time deposits of RMB535.0 million and restricted cash of RMB6.1 million.

3 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2015, the number of registered users as of June 30, 2015 and the number of unique customers for the three months ended June 30, 2015.

4 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

1

Fourth Quarter Fiscal Year 2015 Unaudited Financial Results

Revenues

Total revenues were RMB337.1 million (US$54.4 million) in Q4 FY15, an increase of 18.9 % from RMB283.6 million in Q4 FY14.

Online recruitment services revenues for Q4 FY15 were RMB290.7 million (US$46.9 million), a 20.4% increase from RMB241.4 million for Q4 FY14. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 315,358 unique customers during Q4 FY15, representing a 29.0% increase compared with 244,437 unique customers served during Q4 FY14. The increase was primarily driven by increased efforts to acquire and retain customers as a result of the Company’s strategic focus on continued geographic expansion and improvement of customer services. As anticipated, average revenue per unique customer (“ARPU”) decreased by 6.7% during Q4 FY15 as compared with Q4 FY14 primarily due to increased revenue contribution from new customers, who generally purchase introductory and lower-priced services at first.

Other services revenues5 for Q4 FY15 were RMB46.4 million (US$7.5 million), representing an increase of 10.1% from RMB42.1 million during Q4 FY14. The increase in other services revenues was primarily due to growth from assessment and campus recruitment services. Growth in assessment services was mainly driven by increased market demand and the Company’s focus on key industries while growth in campus recruitment services was driven primarily by the increase in the number of campus recruiting events the Company organized and the usage of its online campus recruitment services.

Other services revenues refer to revenues from campus recruitment services, assessment services, and other human resource related services. These services complement our primary services, by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers. The overall robust results in other services revenues demonstrate our ability to meet the evolving needs of job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q4 FY15 was RMB307.9 million (US$49.7 million), an increase of 19.2% from RMB258.3 million for Q4 FY14.

Gross margin for Q4 FY15, as measured by gross profit as a percentage of net revenues, was 92.6%, flat when compared with Q4 FY14.

Operating Expenses

Operating expenses for Q4 FY15 were RMB224.7 million (US$36.2 million), representing an increase of 17.2% from RMB191.7 million for Q4 FY14.

•	Sales and marketing expenses for Q4 FY15 were RMB160.0 million (US$25.8 million), representing an increase of 22.6% from RMB130.5 million for Q4 FY14. The increase was primarily due to an increase in advertising expenses, sales headcount and compensation and business development expenses. As a percentage of net revenues, sales and marketing expenses increased from 46.8% for Q4 FY14 to 48.1% for Q4 FY15 primarily as a result of increased spending on both online and offline advertising activities which both assisted to increase our market share amongst job seekers and employers. Sales and marketing expenses for Q4 FY15 included share-based compensation expenses of RMB0.03 million (US$4.5 thousand), compared with RMB0.1 million in Q4 FY14.

•	General and administrative expenses for Q4 FY15 were RMB64.8 million (US$10.4 million), representing a 5.8% increase from RMB61.2 million for Q4 FY14. The increase was primarily driven by an increase in employee compensation costs, depreciation, and professional service fees which were partially offset by a decline in share-based compensation expenses. Share-based compensation expenses decreased from RMB7.2 million for Q4 FY14 to RMB2.5 million (US$0.4 million) for Q4 FY15 because a RMB3.2 million share-based expense was reversed this quarter when related unvested stock options were forfeited after the cessation of employment of certain employees. As a percentage of net revenues, general and administrative expenses decreased from 22.0% for Q4 FY14 to 19.5% for Q4 FY15 primarily due to a decrease in share-based compensation expenses and improvements in operating efficiency.

Income from Operations

Income from operations for Q4 FY15 was RMB83.1 million (US$13.4 million), representing a 25.0% increase from RMB66.5 million for Q4 FY14. Operating margin, as measured by income from operations as a percentage of net revenues, was 25.0% in Q4 FY15, compared with 23.9% in Q4 FY14. In Q4 FY15, the Company recognized total share-based compensation expenses of RMB2.6 million (US$0.4 million) compared with RMB7.3 million in Q4 FY14. Excluding share-based compensation expenses, non-GAAP income from operations for Q4 FY15 was RMB85.7 million (US$13.8 million), as compared with RMB73.8 million during Q4 FY14. Excluding share-based compensation expenses, operating margin would be 25.8% in Q4 FY15, compared with 26.5% in Q4 FY14.

5 Starting from the second quarter of fiscal year 2015, the Company has presented its revenues from campus recruitment services, assessment services and other human resource related revenues in aggregate as other services revenue. The Company stream-lined the management of these business lines and finds that it provides greater clarity to present revenues from these business lines in one group due to the significant cross-selling that takes place among them.

2

Investment and Interest Income, net

Net investment and interest income for Q4 FY15 was RMB5.3 million (US$0.9 million), representing a 234.8% increase from RMB1.6 million for Q4 FY14. The significant growth in net investment and interest income resulted from increased interest income from larger bank deposits generated from business operations and increased income from investments in principal-protected wealth management products.

Other (Expense)/Income, net

Other income for Q4 FY15 was RMB0.3 million (US$0.04 million), compared with other expenses of RMB0.3 million for Q4 FY14. Other income mainly represents a RMB0.2 million (US$0.03 million) realized gain from a cross currency interest rate swap contract the Company settled in Q4 FY15.

Net Income

Net income for Q4 FY15 was RMB73.1 million (US$11.8 million), representing a 31.8% increase from RMB55.5 million for Q4 FY14. The income tax expense for Q4 FY15 was RMB16.6 million (US$2.7 million), representing a 47.8% increase from RMB11.2 million for Q4 FY14, mainly due to a withholding tax reversal during Q4 FY14 of RMB 5.5 million.

Non-GAAP net income for Q4 FY15 was RMB75.7 million (US$12.2 million), a 20.6% increase from RMB62.8 million for Q4 FY14.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q4 FY15 were RMB1.36 (US$0.22) and RMB1.28 (US$0.20), respectively, compared with basic and diluted net income per ADS of RMB1.24 and RMB1.12, respectively, for Q4 FY14.

Non-GAAP basic and diluted net income per ADS for Q4 FY15 were RMB1.40 (US$0.22) and RMB1.32 (US$0.22), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.40 and RMB1.26, respectively, for Q4 FY14.

Fiscal Year 2015 Unaudited Financial Results

Revenues

Total revenues were RMB1,289.9 million (US$208.1 million) in FY15, an increase of 19.5% from RMB1,079.8 million in FY14.

Online recruitment services revenues for FY15 were RMB1,069.4 million (US$172.5 million), a 21.2% increase from RMB882.5 million for FY14. The Company served 418,423 unique customers during FY15, a 24.8% increase compared with 335,168 unique customers served during FY14. The increase was primarily driven by increased efforts to acquire and retain customers as a result of the Company’s strategic focus on continued geographic expansion and improvement of customer services.

Other services revenues for FY15 were RMB220.6 million (US$35.6 million), representing an increase of 11.8% from RMB197.3 million during FY14.

Gross Profit and Gross Margin

Gross profit for FY15 was RMB1,155.4 million (US$186.3 million), an increase of 20.1% from RMB962.4 million for FY14.

Gross margin for FY15, as measured by gross profit as a percentage of net revenues, was 90.9%, flat compared with FY14.

Operating Expenses

Operating expenses for FY15 were RMB869.2 million (US$140.2 million), representing an increase of 18.2% from RMB735.5 million for FY14.

•	Sales and marketing expenses for FY15 were RMB615.2 million (US$99.2 million), representing an increase of 21.5% from RMB506.2 million for FY14. Sales and marketing expenses for FY15 included share-based compensation expenses of RMB0.2 million (US$0.04 million), compared to RMB0.7 million in FY14.

•	General and administrative expenses for FY15 were RMB254.0 million (US$41.0 million), representing a 10.8% increase from RMB229.2 million for FY14. Share-based compensation expenses decreased from RMB29.5 million for FY14 to RMB23.2million (US$3.7 million) for FY15.

Income from Operations

Income from operations for FY15 was RMB286.1 million (US$46.1 million), representing a 26.1% increase from RMB226.9 million for FY14. Operating margin, as measured by income from operations as a percentage of net revenues, was 22.5% in FY15, compared with 21.5% in FY14. In FY15, the Company recognized total share-based compensation expenses of RMB23.4 million (US$3.8 million) compared with RMB30.2 million in FY14. Excluding share-based compensation expenses, non-GAAP income from operations for FY15 was RMB309.5 million (US$49.9 million), as compared to RMB257.1 million during FY14. Excluding share-based compensation expenses, operating margin would be 24.4% in FY15, compared with 24.3% in FY14.

3

Investment and Interest Income, net

Net investment and interest income for FY15 was RMB20.1 million (US$3.2 million), representing a 174.2% increase from RMB7.3 million for FY14. The significant growth in net investment and interest income was mainly due to increased interest income generated from growing operating cash flows, income from investments in principal-protected wealth management products and reduced loan facility transaction cost.

Other Income/ (Expense), net

Other expense for FY15 was RMB0.9 million (US$0.1 million) for FY15, compared with other income of RMB1.7 million for FY14.

Net Income

Net income for FY15 was RMB252.6 million (US$40.7 million), representing a 35.3% increase from RMB186.7 million for FY14. The income tax expenses for FY15 was RMB53.8 million (US$8.7 million), representing a 7.8% increase from RMB49.9 million for FY14. Effective tax rate for FY15 decreased to 17.6% from 21.1% for FY14, mainly due to increased tax credits relating to research and development expenditures and reduced non-deductible share-based compensation expenses incurred in FY15 compared to FY14.

Non-GAAP net income for FY15 was RMB276.1 million (US$44.5 million), a 27.3% increase from RMB216.9 million for FY14.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for FY15 were RMB4.84 (US$0.78) and RMB4.46 (US$0.72) respectively, compared with basic and diluted net income per ADS of RMB4.42 and RMB3.94, respectively for FY14.

Non-GAAP basic and diluted net income per ADS for FY15 were RMB5.28 (US$0.86) and RMB4.88 (US$0.78) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB5.14 and RMB4.58, respectively for FY14.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of June 30, 2015, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,910.1 million (US$308.1 million), representing a 24.3% increase from RMB1,536.7 million as of June 30, 2014. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities, issuance of ordinary shares upon exercise of underwriters’ over-allotment option and employees’ stock options, partially offset by the repayment of bank loans.

Net cash flow generated from operating activities in FY15 amounted to RMB451.2 million (US$72.8 million), representing an increase of 39.5% from RMB323.5 million FY14.

Business Outlook

Based on current market conditions and the Company’s current operations, total estimated revenues for the first quarter fiscal year 2016 are expected to be in the range of RMB332 million (US$53.6 million) to RMB344 million (US$55.5 million), representing a 13%-17% increase from the same period last year. This represents management's current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.20 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015.

Recent Developments

In June, the Company launched a new product “Olive Branch”. Using an advanced algorithm, Zhaopin’s platform recommends potential candidate resumes to employers according to employer job requirements. Employers can send "Olive Branches" to selected candidates allowing the job seekers to instantly access the job application. Once the invitation to apply is accepted by the job seeker, an employer can access the job seeker's contact information. This new product has been well received by both job seekers and employers for its improved matching between job seekers and employers and overall efficiency.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

4

Conference Call

Zhaopin’s management will host an earnings conference call on Tuesday, August 18, 2015 at 9:00 p.m. U.S. Eastern Daylight Time (9:00 a.m. Beijing / Hong Kong Time on August 19, 2015).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong Toll Free:	800-905945

Mainland China Toll Free:	4001-201203

Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Daylight Time, August 26, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10069946

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2015, number of registered users as of June 30, 2015 and number of unique customers for the three months ended June 30, 2015. The Company’s over 100.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings[6] were placed on Zhaopin’s platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

6 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

5

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

6

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per	For the Three Months Ended
share and per ADS data)	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	241,420	290,717	46,890
Other services revenues	42,139	46,383	7,481
Total Revenues	283,559	337,100	54,371
Less: Business tax and surcharges	(4,660)	(4,770)	(769)
Net Revenues	278,899	332,330	53,602
Cost of services	(20,635)	(24,462)	(3,945)
Gross profit	258,264	307,868	49,657
Operating expenses:
Sales and marketing expenses	(130,517)	(159,959)	(25,800)
General and administrative expenses	(61,225)	(64,761)	(10,445)
Total operating expenses	(191,742)	(224,720)	(36,245)
Income from operations	66,522	83,148	13,412
Other income:
Foreign currency exchange (loss)/gain	(1,054)	1,060	171
Investment and interest income, net	1,574	5,270	850
Other (expense) /income, net	(299)	271	44
Income before income tax expenses	66,743	89,749	14,477
Income tax expenses	(11,243)	(16,616)	(2,680)
Net income	55,500	73,133	11,797
Add: Net income attributable to the non-controlling interest shareholders	(435)	(532)	(86)
Net income attributable to Zhaopin Limited’s shareholders	55,065	72,601	11,711
Less: Income allocated to participating preferred shareholders	(165)	-	-
Net income attributable to ordinary shareholders	54,900	72,601	11,711

Net income per share:
-Basic	0.62	0.68	0.11
-Diluted	0.56	0.64	0.10
Net income per ADS:
-Basic	1.24	1.36	0.22
-Diluted	1.12	1.28	0.20
Weighted average number of shares used in computing net income per share:
-Basic	89,010,805	107,043,606	107,043,606
-Diluted	98,623,572	113,292,798	113,292,798

Comprehensive income:
Net income	55,500	73,133	11,797
Foreign currency translation adjustment, net of tax	158	(1,018)	(164)
Total comprehensive income	55,658	72,115	11,633

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ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per	For the Twelve Months Ended
share and per ADS data)	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
	(a)	(a)	(a)

Revenues
Online recruitment services	882,474	1,069,351	172,476
Other services revenues	197,282	220,573	35,576
Total Revenues	1,079,756	1,289,924	208,052
Less: Business tax and surcharges	(22,023)	(18,649)	(3,008)
Net Revenues	1,057,733	1,271,275	205,044
Cost of services	(95,353)	(115,918)	(18,696)
Gross profit	962,380	1,155,357	186,348
Operating expenses:
Sales and marketing expenses	(506,224)	(615,225)	(99,230)
General and administrative expenses	(229,230)	(254,011)	(40,970)
Total operating expenses	(735,454)	(869,236)	(140,200)
Income from operations	226,926	286,121	46,148
Other income/(expenses):
Foreign currency exchange gain	618	1,107	179
Investment and interest income, net	7,328	20,091	3,240
Other income/(expense), net	1,709	(888)	(143)
Income before income tax expenses	236,581	306,431	49,424
Income tax expenses	(49,928)	(53,809)	(8,679)
Net income	186,653	252,622	40,745
Add: Net income attributable to the non-controlling interest shareholders	(763)	(1,404)	(226)
Net income attributable to Zhaopin Limited’s shareholders	185,890	251,218	40,519
Less: Income allocated to participating preferred shareholders	(708)	-	-
Net income attributable to ordinary shareholders	185,182	251,218	40,519

Net income per share:
-Basic	2.21	2.42	0.39
-Diluted	1.97	2.23	0.36
Net income per ADS:
-Basic	4.42	4.84	0.78
-Diluted	3.94	4.46	0.72
Weighted average number of shares used in computing net income per share:
-Basic	83,891,097	103,940,977	103,940,977
-Diluted	94,425,823	112,486,432	112,486,432

Comprehensive income:
Net income	186,653	252,622	40,745
Foreign currency translation adjustment, net of tax	992	(1,487)	(240)
Total comprehensive income	187,645	251,135	40,505

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50.

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ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of June 30
(Amounts in thousands, except for number of shares)	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,035,425	1,368,943	220,797
Restricted cash	-	6,103	984
Time deposits and restricted time deposits	141,393	324,553	52,347
Accounts receivable, net	15,600	21,300	3,436
Amounts due from a related party	2,378	858	139
Prepayments and other current assets	78,864	157,291	25,370
Deferred tax assets	11,493	20,188	3,256
Total current assets	1,285,153	1,899,236	306,329
Non-current assets:
Restricted cash	8,024	-	-
Restricted time deposits	351,872	210,471	33,947
Property and equipment, net	46,271	49,706	8,017
Intangible assets, net	21,523	19,457	3,138
Goodwill	62,548	62,548	10,088
Other non-current assets	4,106	4,136	667
Deferred tax assets	153	2,491	402
Total non-current assets	494,497	348,809	56,259
TOTAL ASSETS	1,779,650	2,248,045	362,588
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	128,135	121,584	19,610
Amount due to related parties	990	-	-
Accounts payable	3,701	7,034	1,135
Deferred revenues	484,209	598,251	96,492
Salaries and welfare payable	88,038	110,194	17,773
Taxes payable	55,780	88,857	14,332
Accrued expense and other current liabilities	96,365	114,577	18,479
Total current liabilities	857,218	1,040,497	167,821
Non-current liabilities;
Deferred revenues	4,460	4,942	797
Long-term bank loans	291,044	158,755	25,606
Deferred tax liabilities	9,125	13,067	2,108
Total liabilities	1,161,847	1,217,261	196,332
Shareholders' equity;
Ordinary shares	6,799	7,296	1,177
Additional paid-in capital	1,330,038	1,491,387	240,546
Statutory reserves	10,706	10,769	1,737
Accumulated other comprehensive loss	(1,684)	(3,171)	(511)
Accumulated deficit	(737,695)	(486,540)	(78,474)
Non-controlling interests	9,639	11,043	1,781
Total shareholders' equity	617,803	1,030,784	166,256
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,779,650	2,248,045	362,588

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Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	66,743	89,749	14,477
Add back: share-based compensation expenses	7,300	2,581	417
Non-GAAP income before income tax expenses	74,043	92,330	14,894
GAAP income tax expenses	(11,243)	(16,616)	(2,680)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(11,243)	(16,616)	(2,680)
Non-GAAP net income	62,800	75,714	12,214
Add: Net income attributable to the non-controlling interest shareholders	(435)	(532)	(86)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	62,365	75,182	12,128
Less: Non-GAAP income allocated to participating preferred shareholders	(187)	-	-
Non-GAAP net income attributable to ordinary shareholders	62,178	75,182	12,128
Non-GAAP net income per share
-Basic	0.70	0.70	0.11
-Diluted	0.63	0.66	0.11
Non-GAAP net income per ADS
-Basic	1.40	1.40	0.22
-Diluted	1.26	1.32	0.22
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	89,010,805	107,043,606	107,043,606
-Diluted	98,623,572	113,292,798	113,292,798

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	For the Twelve Months Ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	236,581	306,431	49,424
Add back: share-based compensation expenses	30,243	23,447	3,782
Non-GAAP income before income tax expenses	266,824	329,878	53,206
GAAP income tax expenses	(49,928)	(53,809)	(8,679)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(49,928)	(53,809)	(8,679)
Non-GAAP net income	216,896	276,069	44,527
Add: Net loss/(income) attributable to the non-controlling interest shareholders	(763)	(1,404)	(226)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	216,133	274,665	44,301
Less: Non-GAAP income allocated to participating preferred shareholders	(823)	-	-
Non-GAAP net income attributable to ordinary shareholders	215,310	274,665	44,301
Non-GAAP net income per share
-Basic	2.57	2.64	0.43
-Diluted	2.29	2.44	0.39
Non-GAAP net income per ADS
-Basic	5.14	5.28	0.86
-Diluted	4.58	4.88	0.78
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	83,891,097	103,940,977	103,940,977
-Diluted	94,425,823	112,486,432	112,486,432

For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com

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